SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 2007

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2007, incorporated by reference herein:

Exhibit

99.1   Release dated July 17, 2007, entitled "150% INCREASE IN RESOURCES AT EAST RAND PROPRIETARY MINES LIMITED".

99.2   Release dated July 17, 2007, entitled "EMPEROR ANNOUNCES TOLUKUMA MINE IMPACTED BY POWER GENERATION FAULT".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: July 17, 2007   By: /s/ Themba Gwebu
                                            Name: Themba Gwebu
                                            Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

150% increase in resources at East Rand Proprietary Mines Limited

DRDGOLD South African Operations (Pty) Limited ("DRDGOLD SA"), jointly owned by DRDGOLD (74%), Khumo Gold SPV (20%) and an employee empowerment trust (6%), today announced a 150% increase in total resources at its East Rand Proprietary Mines Limited ("ERPM") operation at Boksburg.

The increase, from 16.58 million ounces at 30 June 2006 to 41.37 million ounces, arises primarily from the addition of:

- 16.74 million inferred resource ounces at an average grade of 5.54 grams per ton in ERPM's southern lease area; and

- 8.32 million inferred resource ounces at an average grade of 9.06 grams per ton at a stope width of 125 cm in the ERPM Ext 2 area (contiguous to the ERPM Ext 1 prospecting right). This resource relates to 17% of the 5 500 ha covered by the prospecting right.

The additional resources were estimated by ERPM, independent consultants Camden Geoserve and Minxcon, and reviewed by RSG Global.

DRDGOLD SA Chief Executive Officer, Niel Pretorius, paid tribute to the Department of Minerals and Energy ("DME") both for its granting of a prospecting right over ERPM Ext 2 and for its financial support of an ambitious underground plugging programme to secure ERPM's Far East Vertical ("FEV") Shaft from water rising in the Central Witwatersrand Basin.

"Without the DME-backed, three-year plugging programme now nearing completion, FEV Shaft would be lost to flooding; and without FEV Shaft there would be little prospect of ERPM increasing its resources, converting these to reserves and mining the additional ounces into the future," Pretorius said.

"These ounces, all on the 'dry' side of the water barrier, are a lifeline into the future for the mine, a real option with flow-through benefits for all of its stakeholders, not least surrounding community."

The plugging programme, started in November 2004 and scheduled for completion in October 2007, has involved the construction of eight underground plugs at a total cost of R35 million. The DME has contributed some R22 million, or 63% of the total cost.

Johannesburg

17 July 2007

Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 219 8707(office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone Group International
+1 646 452 2334 (office)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398 (mobile)

Background information

DRDGOLD is a medium-sized, unhedged gold producer with investments in South Africa and Australasia.

In South Africa, the company has a 74% interest in DRDGOLD South African Operations (Pty) Limited (DRDGOLD SA), while in Australasia, it has a 78.72% interest in Emperor Mines Limited.

In the 2006 financial year, DRDGOLD SA contributed 60% or 315 976 ounces – of total attributable gold production of 527 401 ounces, and Emperor 211 425 ounces. At 30 June 2006, DRDGOLD's total attributable resource base was 47.6 million ounces and its total attributable reserves were 8.8 million ounces.

For more information, please visit www.drdgold.com

Disclaimer:

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2006, which we filed with the United States Securities and Exchange Commission on 22 December 2006 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

Exhibit 99.2

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

EMPEROR ANNOUNCES TOLUKUMA MINE IMPACTED BY POWER GENERATION FAULT

Emperor Mines Limited (ASX: EMP) ("Emperor") announced today that production at the Tolukuma Gold Mine in Papua New Guinea was likely to be negatively impacted by a transformer failure in part of the hydro-power generation plant at the mine.

Management said that the mine was currently operating on 50% power, after a fault was detected in the generation plant, and would remain so for approximately one week, largely due to the time required for replacement parts to be sent from Western Australia.

Mine management said that milling and other energy intensive activities at the mine had been temporarily halted while repairs were made, however other mining activities are continuing.

FURTHER INFORMATION

Patrick Bindon

Director – Corporation Communications

Emperor Mines Limited

Tel +61 7 3007 8023

Johannesburg

17 July 2007

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